On April 13, 2000, the Board of Trustees approved the reorganization of Oppenheimer Disciplined Value Fund with and into Oppenheimer Main Street Growth & Income Fund. Shareholders of the Oppenheimer Disciplined Value Fund will be asked to approve a reorganization whereby shareholders would receive shares of Oppenheimer Main Street Growth & Income Fund. If shareholder approval is received, it is expected that the reorganization will occur during the fourth quarter of calendar 2000.